Exhibit 4.1
DESCRIPTION OF COMMON SHARES OF SIGNET JEWELERS LIMITED

As of the date of the Annual Report on Form 10-K of which this Exhibit is a part, Signet Jewelers Limited, a company incorporated in Bermuda (the “Company” or “Signet”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, par value $0.18 per share (“Common Shares”) are.

The following description of the Common Shares may not be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Signet Jewelers Limited Memorandum of Association (the “Memorandum of Association”) and the Signet Jewelers Limited Bye-laws (the “Bye-laws”). The description of the Memorandum of Association and Bye-laws contained herein is qualified in its entirety by reference to the full text of the Memorandum of Association and Bye-Laws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part.

General

Signet has 500,000,000 authorized Common Shares. All of the issued Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

The Common Shares are traded on the New York Stock Exchange under the trading symbol “SIG.”

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC for US holders of Common Shares, and Link Asset Services for UK and other non-U.S. holders of Common Shares.

Dividend Rights

Bermuda law does not permit the declaration or payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that a company is, or after the payment is made would be, unable to pay its liabilities as they become due, or the realizable value of such company’s assets would be less, as a result of the payment, than the aggregate of its liabilities. Holders of Common Shares are entitled to receive such dividends as lawfully may be declared from time to time by Signet’s Board.

Rights of Repurchase and Redemption

Signet, upon a resolution of its Board, may generally make purchases of Common Shares without shareholder approval. Any Common Shares repurchased by the Company would either be cancelled or held as treasury shares in accordance with the Bermuda Companies Act. In addition, Signet may only repurchase Common Shares if there are reasonable grounds for believing that the Company can pay its liabilities as they become due at the time of repurchase and thereafter.

Voting Rights

In general, and except as provided below, a shareholder who is present in person or by proxy and entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of Common Shares he or she holds. On a poll, each shareholder having the right to vote, including proxies for shareholders, is entitled to one vote for each Common Share held. Under the Bye-laws, subject to certain exceptions, including certain amendments to the Bye-laws and certain amalgamations (which require the affirmative votes of a majority of at least 75% of the outstanding Common Shares) and certain business combinations (which require the affirmative votes of a majority of at least 66 2/3% of the outstanding Common Shares), any resolutions at any general meeting are generally decided by a simple majority of the votes cast. No member is entitled to vote at a general meeting unless such member has paid all the calls on all Common Shares held by such member. Except as provided below under “—Amalgamations,” at any general meeting, two or more members present in person or by proxy at the commencement of the meeting constitute a quorum for the transaction of business. The Bye-laws provide that resolutions put to a vote at any general meeting will be decided on a show of hands, unless a poll is demanded in accordance with the Bye-laws.

Under the Bye-laws, proxies of shareholders are entitled to attend, demand or to join in demanding a poll, and vote at shareholders’ meetings.

Amendment of Bye-laws. Under the Bermuda Companies Act, a company’s bye-laws may be amended only by both a resolution passed by the Board and a resolution passed by the shareholders. Under the Bye-laws, an affirmative vote of not less than 75% of the directors then in office and of the holders of 75% of the total combined voting power of all issued shares of the company is required to amend certain of the Bye-laws.

Amalgamations. The Bermuda Companies Act permits an amalgamation between two or more Bermuda companies, or between one or more Bermuda “exempted companies” and one or more foreign companies. Under Bermuda law, Signet is an “exempted company.”

The Bye-laws provide that the Company will not amalgamate with any other company unless the amalgamation agreement relating thereto has been approved by: (1) a resolution passed by members holding at least 75% of the total voting rights attaching to all the issued shares in the capital of the Company entitled to vote on such a resolution and the quorum for a meeting convened to pass such a resolution is two or more persons present representing in person or by proxy in excess of 50% of such voting rights entitled to vote on such resolution and present throughout the meeting; or (2) in the case of an amalgamation agreement approved by Signet’s Board prior to the commencement of the meeting, a resolution passed by simple majority of the votes cast by those members attending and voting at such meeting and the quorum for such a meeting is two or more persons present in person or by proxy.

Business Combinations. The Bye-laws provide that the Company is prohibited from engaging, under certain circumstances, in a “business combination” (as defined in the Bye-laws) with any “interested shareholder” (as defined in the Bye-laws) for three years following the date that the shareholder became an interested shareholder, unless the business combination is approved by the Board and authorized at a general meeting by the affirmative vote of at least 66 2/3% of the issued Common Shares that are not owned by the interested shareholder, subject to certain exceptions. A “business combination” is defined to include, among other things, a merger, amalgamation or consolidation involving the Company and the interested shareholder and a sale of 10 % or more of the Company’s assets. In general, an “interested shareholder” is defined as any entity or person beneficially owning 15% or more of the Common Shares and any entity or person affiliated with or associated with that entity or person.

Other Transactions. As a Bermuda company, the Company may enter into certain business transactions with significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from the Board but without obtaining prior approval from the Company’s shareholders.

Action by Written Consent. Under Bermuda law and subject to the Bye-laws, shareholders may take action by written consent; however, action by written consent under the Bye-laws requires the consent of all shareholders.

Classification of the Board

The Bye-laws provide that the number of directors will be determined by the Board subject to a maximum of 15. Currently, Signet’s Board consists of eleven persons. The Bye-laws do not provide for cumulative voting.

Liquidation Rights

The Bye-laws provide that in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary, holders of Common Shares will be entitled to the surplus assets of the Company.

If the Company is to be wound up, the liquidator may, with the sanction of a resolution of the shareholders, divide amongst the shareholders in specie or in kind the whole or any part of the Company’s assets (whether they consist of property of the same kind or not) and may, for this purpose, set such value on these assets as the liquidator deems fair and may determine how such division shall be carried out as between shareholders or different classes of shareholders. However, no shareholder will be compelled to accept any shares or other securities or assets whereon there is any liability.

Pre-emption Rights

Under Bermuda law, unless otherwise provided in a company’s bye-laws, shareholders of a company are not entitled to pre-emptive rights. The Bye-laws do not provide for pre-emptive rights.

Preference Shares

Subject to the Bye-laws and Bermuda law, the Board has the power to issue any of its unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Subject to certain limitations contained in the Bye-laws and any limitations prescribed by applicable law, the Board is authorized to issue preference shares in one or more series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions of such shares, including but not limited to dividend rates, conversion rights, voting rights, terms of redemption/repurchase (including sinking fund provisions), redemption/repurchase prices and liquidation preferences, and the number of shares constituting, and the designation of, any such series, without further vote or action by shareholders.

Share Class Rights

The Bye-laws provide that the rights attached to any class may be amended with the written consent of the holders of 75% of the issued shares of the class being affected or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class.

Restrictions on Transfer

The Bye-laws provide that the Board may in its absolute discretion and without assigning any reason therefore refuse to register the transfer of a share which is not fully paid. The Board shall refuse to register a transfer unless all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda have been obtained. If the Board refuses to register a transfer of any share the secretary of the Company shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

The Board may, in its absolute and unfettered discretion, decline to register the transfer of any shares if it believes that registration of such shares or transfer is required under the laws of any jurisdiction and such registration has not been effected, save that the Board may request and rely on an opinion of counsel to the transferor or transferee, in form and substance satisfactory to the Board, that no such registration is required.

See discussion below under the heading “Restrictions Applicable to Substantial Shareholders—Company Investigations into Interests in Shares.”

Restrictions Applicable to Substantial Shareholders

Business Combinations. See discussion above under the heading “—Voting Rights—Business Combinations.”

Amalgamations. See discussion above under the heading “—Voting Rights—Amalgamations.”

Company Investigations into Interests in Shares. The Bye-laws provide that the Company may, by notice in writing, require a person whom it knows is, or has reasonable cause to believe to be, or to have been within the three preceding years, “interested” (as defined in the Bye-laws) in the Company’s issued share capital to: (1) confirm whether this is or is not the case; and (2) if this is the case, to give further information that Signet requires relating to the person’s interest or any other interest in shares of Signet of which the person is aware.

When the notice is served by the Company on a person who is or was interested in shares of the Company and that person fails to give any information required by the notice within 14 days following service thereof, that person may be subject to certain restrictions prohibiting, among other things:

a.any transfer of the shares;
b.the exercise of voting rights;
c.the issue of further shares; and
d.dividends and other payments (except on a winding-up of the Company).

Subject to exceptions in limited circumstances, Signet’s Board may refuse to register a transfer of shares which are subject to restriction (a) above. In respect of an interest in shares that is less than 0.25% in nominal value of the issued shares of their class, the restrictions extend only to prohibition on attending and voting at shareholders’ meetings.

Change of Control

The Bye-laws contain certain provisions that may impede or delay an unsolicited takeover of the Company under certain circumstances. For example, under the Bye-laws:

•the Company is prohibited from engaging, under certain circumstances, in a business combination with any interested shareholder for three years following the date that the shareholder became an interested shareholder (see discussion above under the heading “—Voting Rights—Business Combinations”);

•the Company is not permitted to amalgamate with any other company without certain approvals of the amalgamation agreement relating thereto (see discussion above under the heading “—Voting Rights—Amalgamations”);

•the Board, without further shareholder action, is permitted by the Bye-laws to issue preference shares, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders;

•the Board is authorized to expand its size and fill vacancies;

•directors may only be removed by shareholders by the affirmative vote of a majority of at least 75% of the outstanding Common Shares or 75% of directors (other than the director in question); and

•shareholder action by written consent requires the consent of all shareholders.

Bermuda Law

There are no limitations imposed by Bermuda law or the Bye-laws on the right of shareholders who are foreign owners and are not Bermuda residents to hold or to vote the Common Shares.

As an exempted company, Signet has been designated as non-resident of Bermuda for the purposes of the Exchange Control Act 1972 of Bermuda and, as a consequence, there are no Bermuda laws or regulations affecting the Company’s ability to remit dividends or other payments to holders of Common Shares who are non-resident of Bermuda.

There is no income or other tax of Bermuda imposed by withholding or otherwise on any dividend paid by Signet to U.S. holders of the Common Shares.

There is no reciprocal tax treaty between Bermuda and the U.S. regarding withholding taxes.